EXHIBIT 14

                            Red Zone's Vote Certified

ASHBURN, Va.--Nov. 29, 2005--An independent inspector of elections today certified more than 57 percent of Six Flags, Inc. shareholders have voted to remove CEO Kieran Burke, CFO James Dannhauser and inside director Stanley Schuman from the company's Board of Directors, replacing them with Daniel M. Snyder, Mark Shapiro and Dwight Schar, effective immediately.

"The shareholders have spoken -- and we would like to thank all of them for this vote of confidence," Mr. Snyder said. The consent solicitation launched by Mr. Snyder's Red Zone LLC urged the Board to appoint Mr. Shapiro as Chief Executive Officer and Mr. Snyder as Chairman of the Board.

The shares voted were verified by IVS Associates, Inc., a leading independent inspector of corporate elections chosen by Six Flags. IVS determined more than 57 percent of the outstanding shares of the company had been appropriately voted for removal of the three Six Flags' board members and the new addition of Mr. Snyder, Mr. Shapiro and Mr. Schar.

Red Zone LLC is a Virginia-based private investment group. Daniel M. Snyder, owner of the Washington Redskins NFL franchise, is managing member of the organization.

Contact:
Red Zone LLC
Karl Swanson, 703-726-7135
swansonk@redskins.com